FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 19, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the First Quarter of 141st Business Term

(from April 1, 2009 to June 30, 2009)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on August 12, 2009 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Principal Businesses

There is no material change in principal businesses of Hitachi during the three months ended June 30, 2009.

2. Major Consolidated Subsidiaries

There is no change in major consolidated subsidiaries during the three months ended June 30, 2009.

3. Number of Employees by Industry Segment (Consolidated basis)

(As of June 30, 2009)
Information & Telecommunication Systems	107,350
Electronic Devices	26,713
Power & Industrial Systems	106,456
Digital Media & Consumer Products	33,229
High Functional Materials & Components	48,443
Logistics, Services & Others	30,234
Financial Services	4,082
Corporate	3,136

Total	359,643

The number of employees of Hitachi, Ltd. was 37,974 as of June 30, 2009.

Business

1. Contracts

(1) Corporate Split Plan for Automotive Systems Group

The Company decided on a corporate split plan for its Automotive Systems Group on May 26, 2009. Outline of the corporate split plan is as follows.

(a) Purpose of Corporate Split

The Company’s Automotive Systems Group is engaged in development, manufacture, sales and services of automotive components and systems, etc.

The automotive equipment business has been experiencing difficult condition due to the rapid contraction of global demand. In its automotive equipment business, Hitachi has realigned and integrated manufacturing bases, reviewed the size of the workforce, and further concentrated resources on key businesses in order to build a framework that can consistently generate stable earnings.

As a part of these structural reforms, the Company has decided to separate its Automotive Systems Group on July 1, 2009 to establish a new wholly-owned subsidiary called Hitachi Automotive Systems, Ltd. to continue these operations.

The new company will have clearer accountability for generating earnings. At the same time, the new company is expected to make decisions faster and operate more efficiently through the realignment and integration of manufacturing bases, appropriate reduction of the workforce and other measures. Moreover, the new company is expected to fuse automotive and electronics technologies, and further leverage business resources on key businesses such as environmental and safety-related systems for installation in automobiles. Through these structural reforms, the new company aims to grow and expand into a leading supplier in the global automotive equipment industry.

(b) Corporate Split Method

This is a corporate split in which the Company is the transferring company and the new company is the assuming company. The Company will not seek shareholder approval of the corporate split plan pursuant to Article 805 of the Companies Act of Japan.

(c) Effective Date of Corporate Split

July 1, 2009

(d) Shares Issued upon Corporate Split

Upon the corporate split, Hitachi Automotive Systems, Ltd. shall issue 300,000 shares of common stock and allot all the shares to the Company.

(e) Basis of Calculation of Allotment of Shares

All the shares to be issued upon the corporate split shall be allotted to the Company. Therefore, the Company decided the number of shares to be issued and allotted based on its judgment that these numbers are appropriate, taking into consideration the amount of capital of Hitachi Automotive Systems, Ltd. and other factors.

(f) Assets and Liabilities to be Transferred to the New Company

Hitachi Automotive Systems, Ltd., in principle, shall take over the contracts related to the transferred businesses and all rights and obligations thereof on the effective date. However, these shall exclude rights and obligations specified separately in the corporate split plan.

The assets and liabilities transferred to Hitachi Automotive Systems, Ltd. on July 1, 2009 were as follows:

Amount (Millions of yen)
Cash	18,700
Trade receivables	42,391
Inventories	14,561
Others	18,326
Total current assets	93,979
Tangible fixed assets	69,734
Intangible fixed assets	3,473
Investments and others	43,915
Total fixed assets	117,124

Total Assets	211,103

Trade payables	42,290
Short-term debt	27,000
Other current liabilities	56,459
Total current liabilities	125,749
Total non-current liabilities	22,138

Total Liabilities	147,888

Total Assets minus Total Liabilities	63,215

(g) Outline of the New Company

Name	Hitachi Automotive Systems, Ltd.
Head office	2520, Takaba, Hitachinaka City, Ibaraki Prefecture
Representative	Kunihiko Ohnuma, President and Representative Director
Capital	15,000 million yen
Business	Development, manufacture, sales and services of automotive components and systems etc.

(2) Corporate Split Plan for Consumer Business Group

The Company decided on a corporate split plan for its Consumer Business Group on May 26, 2009. Outline of the corporate split plan is as follows.

(a) Purpose of Corporate Split

The Company’s Consumer Business Group is engaged in the business related to the development, manufacture and sales of AV-related equipment, mainly flat-panel TVs and commercial-use LCD projectors.

With the business environment remaining challenging due to the worldwide economic downturn and rapid price decline of flat-panel TVs and other products, Hitachi has been pushing ahead with efforts to convert to a low-risk operating structure and improve earnings by implementing business structure reforms. These reforms have included sourcing glass panel components for plasma TVs from outside the Hitachi Group and rightsizing the workforce.

The Company has decided to separate its Consumer Business Group on July 1, 2009 to establish a new wholly-owned subsidiary called Hitachi Consumer Electronics Co., Ltd. to continue these operations.

Through the corporate split, the new company is expected to build a market-oriented business structure that can respond more quickly to customer needs by collaborations with Hitachi Group companies in charge of sales and after-sales services for home appliances. In addition, the new company will aim to establish a stable, high-profit business structure by making its decision faster, by strengthening B2B businesses such as commercial-use LCD projectors and by making full use of collaborations with partners.

(b) Corporate Split Method

This is a corporate split in which the Company is the transferring company and the new company is the assuming company. The Company will not seek shareholder approval of the corporate split plan pursuant to Article 805 of the Companies Act of Japan.

(c) Effective Date of Corporate Split

July 1, 2009

(d) Shares Issued by Corporate Split

Upon the corporate split, Hitachi Consumer Electronics Co., Ltd. shall issue 20,000 shares of common stock and allot all the shares to the Company.

(e) Basis of Calculation of Allotment of Shares

All the shares to be issued upon the corporate split shall be allotted to the Company. Therefore, the Company decided the number of shares to be issued and allotted based on its judgment that these numbers are appropriate, taking into consideration the amount of capital of Hitachi Consumer Electronics Co., Ltd. and other factors.

(f) Assets and Liabilities to be Transferred to the New Company

Hitachi Consumer Electronics Co., Ltd. will, in principle, take over the contracts related to the transferred businesses and all rights and obligations thereof on the effective date. However, these shall exclude rights and obligations specified separately in the corporate split plan.

The assets and liabilities transferred to Hitachi Consumer Electronics Co., Ltd. on July 1, 2009 were as follows:

Amount (Millions of yen)
Cash	39,620
Trade receivables	24,307
Inventories	8,319
Others	3,152
Total current assets	75,401
Tangible fixed assets	8,782
Intangible fixed assets	15,061
Investments and others	2,648
Total fixed assets	26,493

Total Assets	101,894

Trade payables	19,125
Other current liabilities	24,233
Total current liabilities	43,358
Total non-current liabilities	5,923

Total Liabilities	49,282

Total Assets minus Total Liabilities	52,612

(g) Outline of the New Company

Name	Hitachi Consumer Electronics, Co., Ltd.
Head office	2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
Representative	Shutoku Watanabe, President and Representative Director
Capital	1,000 million yen
Business	Development, manufacture and sales of flat-panel TVs and commercial-use LCD projectors, etc.

2. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

During the first quarter of fiscal 2009, the impact of government’s economic stimulus measures and advancements in the inventory adjustment of electronic components and the like gave rise to improved industrial production and exports in Japan. However, the Japanese economy remained in a severe condition due to stagnating capital investment and sluggish consumer spending and housing investment on the back of worsening employment and wage conditions. Despite signs of a halt in the economic slowdown in the U.S. and Europe, the economies of these regions remained stagnant due to worsening employment and wage conditions. Meanwhile, government stimulus measures aimed at spurring domestic demand have fuelled a steady economic performance in China, but other countries in Asia remained lackluster.

Under these economic environments, consolidated revenues dropped 26% compared with the corresponding period of fiscal 2008, to JPY1,892.9 billion, due to a fall in revenues in all segments, particularly in the Information & Telecommunication Systems, Power & Industrial Systems and High Functional Materials & Components segments.

Cost of sales decreased 25% compared with the corresponding period of fiscal 2008, to JPY1,460.2 billion, and the ratio of cost of sales to revenues accounted for 77%, which was at a level equivalent of the corresponding period of fiscal 2008.

Selling, general and administrative expenses decreased 5% compared with the corresponding period of fiscal 2008, to JPY483.2 billion, and their ratio to revenues was 26%, compared with 20% in the corresponding period of fiscal 2008.

Operating loss of JPY50.5 billion was posted, due to worsening operating profit in the Information & Telecommunication Systems, Power & Industrial Systems and High Functional Materials & Components segments as a result of a drop in profitability caused by lower revenues. The result was JPY128.2 billion worse than the corresponding period of fiscal 2008.

Interest income decreased by JPY4.6 billion compared with the corresponding period of fiscal 2008, to JPY2.6 billion due to falling interest rates. Exchange gain decreased by JPY11.3 billion compared with the corresponding period of fiscal 2008, to JPY1.5 billion.

Equity in net loss of affiliated companies of JPY16.4 billion was posted, which was JPY20.7 billion worse than the earnings recorded in the corresponding period of fiscal 2008. This was due to the fall in demand for semiconductors for automotives and mobile phones, causing the equity-method affiliates involved in semiconductor-related businesses to record losses. Restructuring charges increased by JPY5.9 billion compared with the corresponding period of fiscal 2008, to JPY9.2 billion. This was mainly a result of an early retirement program implemented as part of the restructuring of the automotive equipment business to accommodate the sharp downturn in auto market conditions, and an early retirement program implemented in the Information & Telecommunication Systems segment with the principal aim of strengthening the business structure in the overseas storage solutions business. Other deductions of JPY4.5 billion was posted, of which principal component being JPY4.4 billion loss on sale and disposal of rental assets and other property, increasing JPY2.2 billion compared with the corresponding period of fiscal 2008.

As a result, Hitachi recorded a loss before income taxes of JPY80.8 billion, JPY164.4 billion worse than the corresponding period of fiscal 2008.

Income taxes totaled JPY9.9 billion, a decrease of JPY19.2 billion compared with the corresponding period of fiscal 2008.

As a result, Hitachi posted a net loss of JPY90.7 billion, JPY145.1 billion worse than the corresponding period of fiscal 2008.

In contrast to net income attributable to noncontrolling interests of JPY22.8 billion recorded for the corresponding period of fiscal 2008, overall deterioration in business results of the Company’s publicly-held subsidiaries resulted in a net loss attributable to noncontrolling interests of JPY8.1 billion.

As a result, Hitachi recorded a net loss attributable to Hitachi, Ltd. of JPY82.6 billion, JPY114.2 billion worse than the corresponding period of fiscal 2008.

Business Results by Industry Segment

The business results are analyzed by industry segment in the following overview. Segment revenues include intersegment transactions.

(Information & Telecommunication Systems)

Segment revenues declined 21% compared with the corresponding period of fiscal 2008, to JPY471.6 billion due to a fall in revenues from software, services and hardware. Lower revenues in the software and services businesses was a result of constrained IT investment in the financial and industrial sectors because of the lackluster domestic economic conditions, as well as a decrease in demand for large system construction, including system integration at large financial institutions and for the transition to an electronic share certificates and so on. Hardware business also suffered a slump in demand and an appreciating yen, resulting in decreased sales of disk array subsystems and HDDs.

Segment operating income declined 86% compared with the corresponding period of fiscal 2008, to JPY3.2 billion. The result is attributed to a drop in profitability in the hardware business, HDDs in particular, and reduced earnings in the software and services businesses caused by reduced revenues.

(Electronics Devices)

Segment revenues declined 33% compared with the corresponding period of fiscal 2008, to JPY189.8 billion. In addition to lower revenues at Hitachi High-Technologies Corporation resulting mainly from decreased sales of semiconductor-related production equipment and electronic components, the decline in the segment revenues was due to lower sales of LCDs stemming from decreased demand. The segment posted operating loss of JPY7.1 billion, JPY16.8 billion worse than in the corresponding period of fiscal 2008, mainly due to a drop in profitability caused by falling revenues.

(Power & Industrial Systems)

Segment revenues declined 20% compared with the corresponding period of fiscal 2008, to JPY657.1 billion. The decline resulted from sharply lower revenues in the automotive products business and at Hitachi Construction Machinery Co., Ltd. due to the effect of falling demand caused by the global economic downturn.

The segment recorded an operating loss of JPY16.8 billion, JPY43.0 billion worse than in the corresponding period of fiscal 2008. This was attributable to the drop in profitability due to reduced sales of the automotive products business and Hitachi Construction Machinery Co., Ltd.

(Digital Media & Consumer Products)

Segment revenues declined 28% compared with the corresponding period of fiscal 2008, to JPY241.2 billion. The lower overall segment revenues reflected the impact of the reduction of overseas sales channels for flat-panel TVs as part of structural reforms, as well as lower sales of optical disk drives and other digital media-related products and air conditioning equipment because of lower demand.

The segment posted an operating loss of JPY13.4 billion, JPY0.4 billion better than in the corresponding period of fiscal 2008, despite decreased revenues and a fall in unit sales prices. This was in part a result of structural reforms such as the switch in the flat panel TV business to procuring plasma panels from outside the Hitachi Group.

(High Functional Materials & Components)

Segment revenues declined 40% compared with the corresponding period of fiscal 2008, to JPY272.6 billion. This decline mainly reflected a large drop in sales at Hitachi Chemical Co., Ltd., Hitachi Cable, Ltd. and Hitachi Metals, Ltd. of automotive materials and components and semiconductor-related materials due to falling worldwide demand for automobiles and semiconductors. The segment recorded an operating loss of JPY2.5 billion, JPY38.6 billion worse than in the corresponding period of fiscal 2008, due to a drop in profitability caused by reduced revenues.

(Logistics, Services & Others)

Segment revenues declined 27% compared with the corresponding period of fiscal 2008, to JPY213.0 billion, due to lower revenues at Hitachi Transport System, Ltd. caused by lower demand, and lower revenues at overseas sales subsidiaries. Segment operating income declined 35% compared with the corresponding period of fiscal 2008, to JPY2.5 billion, due mainly to decreased revenues.

(Financial Services)

Segment revenues were JPY92.2 billion, which was the same level as in the corresponding period of the fiscal 2008, and segment operating income declined 63% compared with the corresponding period of fiscal 2008, to JPY2.3 billion, due to a decrease in lease transactions at Hitachi Capital Corporation, amid declining corporate capital investment.

Business Results by Geographic Segment

The business results are analyzed by geographic segment in the following overview. Revenues by geographic segment include intersegment transactions.

(Japan)

Revenues in Japan declined 27% compared with the corresponding period of fiscal 2008, to JPY1,454.8 billion, reflecting lower revenues from automotive-related equipment, materials and components, construction machinery and semiconductor manufacturing equipment due to weakening demand for automobiles, semiconductors, industrial equipment and other products.

Operating loss amounted to JPY46.8 billion, JPY101.8 billion worse than in the corresponding period of fiscal 2008, due to a drop in profitability caused by falling revenues.

(Asia)

Revenues in Asia declined 29% compared with the corresponding period of fiscal 2008, to JPY407.5 billion, reflecting a fall in revenues from IT-related products such as HDDs and optical disk drives and high functional materials caused by weaker demand. Operating income declined 63% compared with the corresponding period of fiscal 2008, to JPY10.2 billion, as a result of a drop in profitability caused by falling revenues.

(North America)

Revenues in North America declined 27% compared with the corresponding period of fiscal 2008, to JPY182.4 billion, due to a fall in revenues from construction machinery, automotive-related equipment, materials and components caused by weaker demand. Operating loss amounted to JPY0.6 billion, JPY7.2 billion worse than in the corresponding period of fiscal 2008, as a result of drop in profitability caused by falling revenues.

(Europe)

Revenues in Europe declined 34% compared with the corresponding period of fiscal 2008, to JPY160.0 billion, due to lower revenues from construction machinery and automotive equipment caused by weaker demand. Operating income declined 23% compared with the corresponding period of fiscal 2008, to JPY0.7 billion.

(Other Areas)

Revenues declined 34% compared with the corresponding period of fiscal 2008, to JPY36.0 billion, and operating income declined 75% compared with the corresponding period of fiscal 2008, to JPY0.8 billion, due to a decline in sales of mineral mining machinery in Australia and South Africa caused by a fall in demand for natural resources.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

During the first quarter of fiscal 2009, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising. During the first quarter of fiscal 2009, the Company’s debt ratings (long-term/short-term) by Moody’s were changed from A2/P-1 to A3/P-2, the long-term debt rating by S&P was changed from A- to BBB+, and the debt ratings (long-term/short-term) by R&I were changed from AA-/a-1+ to A+/a-1. The Company believes that the current debt rating levels will enable it to continue to procure the necessary capital from domestic and foreign capital markets, and the Company is on track to achieving a stabilization of these debt rating levels.

Cash Flows

(Cash flows from operating activities)

Hitachi posted a net loss of JPY90.7 billion, JPY145.1 billion worse than in the corresponding period of fiscal 2008. Decrease in receivables increased JPY44.5 billion compared with the corresponding period of fiscal 2008, to JPY316.0 billion, due to falling revenues and efforts to reduce receivables in order to improve capital efficiency. Decrease in payables increased JPY53.7 billion compared with the corresponding period of fiscal 2008, to JPY211.4 billion, due to reduction in procurement caused mainly by falling revenues. As a result of the foregoing, operating activities used net cash of JPY12.7 billion, in contrast to the net cash of JPY51.8 billion provided by operating activities in the first quarter of fiscal 2008.

(Cash flows from investing activities)

Capital expenditures declined JPY28.8 billion compared with the corresponding period of fiscal 2008, to JPY84.4 billion, as a result of a stricter selection of investments. A net sum of JPY109.4 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property were subtracted from the amount of the capital expenditures and the purchase of assets to be leased. This net sum decreased JPY29.5 billion compared with the corresponding period of fiscal 2008. In addition, proceeds from sale of investments in securities and other decreased JPY30.5 billion compared with the corresponding period of fiscal 2008, to JPY4.3 billion, whereas purchase of investments in securities and other decreased JPY16.5 billion to JPY6.3 billion. As a result of the foregoing, investing activities used net cash of JPY151.4 billion, which was an increase of JPY1.8 billion compared with the corresponding period of fiscal 2008.

(Cash flows from financing activities)

Financing activities used net cash of JPY80.8 billion, in contrast to the net cash of JPY55.6 billion provided by financing activities in the first quarter of 2008. This was due mainly to a JPY82.4 billion reduction in short-term debt as a result of the redemption of the Company’s commercial papers, following the improvement of instability in the financial markets, which had been issued for the purpose of ensuring cash on hand.

The net result of the above items at the end of the first quarter of fiscal 2009 decreased JPY240.0 billion in cash and cash equivalents, to JPY567.9 billion compared with the amount at the end of fiscal 2008. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of JPY164.2 billion. The outflow increased by JPY66.4 billion compared with the corresponding period of fiscal 2008.

Assets, Liabilities, and Stockholders’ Equity

Total assets at the end of the first quarter of fiscal 2009 were JPY9,008.7 billion, a decrease of JPY394.9 billion from the end of fiscal 2008, due to a decrease in cash and cash equivalents caused by the repayment of short-term debt, and a reduction in accounts receivable due to lower revenues and efforts to reduce receivables in order to improve capital efficiency, despite an increase in inventories due to seasonal reasons.

Total short-term debt and long-term debt at the end of the first quarter of fiscal 2009 decreased by JPY50.4 billion from the end of fiscal 2008, to JPY2,769.6 billion, mainly due to the Company’s redemption of commercial papers.

Noncontrolling interests at the end of the first quarter of fiscal 2009 decreased by JPY4.2 billion from the end of fiscal 2008, to JPY1,125.1 billion, mainly due to overall deterioration in business results of the Company’s publicly-held subsidiaries.

Total stockholders’ equity at the end of the first quarter of fiscal 2009 decreased by JPY32.4 billion from the end of fiscal 2008, to JPY1,017.4 billion. This was mainly due to the posting of quarterly net loss attributable to Hitachi, Ltd., while accumulated other comprehensive loss improved as a result of improvement in foreign currency translation adjustments and an increase in net unrealized holding gain on available-for-sale-securities. As a result, the ratio of stockholders’ equity to total assets increased to 11.3% from 11.2% at the end of fiscal 2008. Moreover, the ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and noncontrolling interests remained at 1.29, a level equivalent as of the end of fiscal 2008.

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2009
Information & Telecommunication Systems	33.8
Electronic Devices	9.3
Power & Industrial Systems	22.1
Digital Media & Consumer Products	6.1
High Functional Materials & Components	10.6
Logistics, Services & Others	0.7
Financial Services	0.0
Corporate	3.7

Total	86.6

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2009
Information & Telecommunication Systems	13.2
Electronic Devices	5.6
Power & Industrial Systems	24.8
Digital Media & Consumer Products	4.3
High Functional Materials & Components	13.0
Logistics, Services & Others	6.3
Financial Services	76.2
Eliminations & Corporate items	(5.9)

Total	137.8

(Note) The amount shown in the table above includes investment in leasing assets.

Information on the Company

1. Capital as of June 30, 2009                                             282,033 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of June 30, 2009:	3,368,126,056 shares
Number of shares issued as of August 12, 2009:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of June 30, 2009)

Stock Acquisition Rights

Name of Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 411,000 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY719 per share
Period during Which Stock Acquisition Rights May Be Exercised	From July 29, 2006 to July 28, 2009

Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Bonds with Stock Acquisition Rights

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share
Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

4. Major Shareholders

			(As of June 30, 2009)
	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	191,335,000	5.68
2	NATS CUMCO	180,130,700	5.35
3	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	175,708,000	5.22
4	Japan Trustee Services Bank, Ltd. (Trust Account)	139,698,000	4.15
5	Hitachi Employees’ Shareholding Association	109,768,952	3.26
6	Nippon Life Insurance Company	98,173,195	2.91
7	The Dai-Ichi Mutual Life Insurance Company	71,361,222	2.12
8	State Street Bank and Trust Company 505224	52,288,940	1.55
9	Meiji Yasuda Life Insurance Company	48,159,618	1.43
10	Hitachi, Ltd. (Treasury Stock)	43,827,021	1.30

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”)
	3.	State Street Bank and Trust Company, which was within top ten shareholders as of March 31, 2009, was not in top ten as of June 30, 2009. Hitachi, Ltd. (Treasury Stock) came into top ten shareholders as of June 30, 2009.
	4.	The Company received copies of filing made to the Kanto Local Finance Bureau. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan. The summary of the copies is as follows.

(i)
Name of reporting person	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	October 13, 2008
Amount of shares beneficially owned by the reporting person	169,748,898 shares
Percentage to total shares issued	5.04%

(ii)
Name of reporting person	Dodge & Cox
Date of event which requires reporting	May 15, 2009
Amount of shares beneficially owned by the reporting person	148,580,900 shares
Percentage to total shares issued	4.41%

5. Total Number of Voting Rights Held by All The Shareholders

3,295,964 voting rights (as of June 30, 2009)

6. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information

April 2009	346	264
May 2009	404	305
June 2009	334	297

7. Change in Senior Management

New Executive Officer (Effective July 1, 2009)

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.	35,000 shares
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

(Note) The term of office of Mr. Makoto Ebata will expire on March 31, 2010.

Change in Responsibility of Executive Officer (Effective July 1, 2009)

Name	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer (Procurement)	Representative Executive Officer Senior Vice President and Executive Officer (Procurement, motor power systems and battery systems business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

June 30, 2009 and March 31, 2009

	Millions of yen
Assets	June 30, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	567,918	807,926
Short-term investments (note 3)	16,859	8,654

Trade receivables, net of allowance for doubtful receivables of
¥46,094 million as of June 30, 2009 and
¥46,486 million as of March 31, 2009:
Notes (note 11)	102,372	105,218
Accounts	1,767,243	2,028,060
Investments in leases	178,852	170,340
Inventories (note 4)	1,479,486	1,456,271
Prepaid expenses and other current assets	539,348	488,930

Total current assets	4,652,078	5,065,399

Investments and advances, including affiliated companies (note 3)	721,143	693,487
Property, plant and equipment:
Land	467,028	464,935
Buildings	1,940,272	1,915,992
Machinery and equipment	5,693,623	5,640,623
Construction in progress	73,862	86,842

	8,174,785	8,108,392
Less accumulated depreciation	5,789,230	5,714,446

Net property, plant and equipment	2,385,555	2,393,946

Other assets (note 5)	1,249,970	1,250,877

Total assets	9,008,746	9,403,709

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	June 30, 2009	March 31, 2009
Current liabilities:
Short-term debt	931,850	998,822
Current portion of long-term debt	468,521	531,635

Trade payables:
Notes	28,997	39,811
Accounts	964,370	1,138,770
Accrued expenses (note 11)	792,567	878,454
Income taxes	25,542	24,689
Advances received	417,959	386,519
Other current liabilities	559,981	623,204

Total current liabilities	4,189,787	4,621,904

Long-term debt	1,369,311	1,289,652
Retirement and severance benefits	1,046,438	1,049,597
Other liabilities	260,516	263,204

Total liabilities	6,866,052	7,224,357

Equity:
Common stock (note 8)	282,033	282,033
Capital surplus	559,941	560,066
Legal reserve and retained earnings	737,775	820,440
Accumulated other comprehensive loss (note 10)	(536,068)	(586,351)
Treasury stock, at cost (note 9)	(26,182)	(26,237)

Total Hitachi, Ltd. Stockholder’s equity	1,017,499	1,049,951

Noncontrolling interests	1,125,195	1,129,401

Total equity	2,142,694	2,179,352

Commitments and contingencies (note 11)

Total liabilities and equity	9,008,746	9,403,709

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2009 and 2008

	Millions of yen
	2009	2008
Revenues	1,892,901	2,543,495

Cost of sales	(1,460,255)	(1,955,935)
Selling, general and administrative expenses	(483,242)	(509,867)

Impairment losses for long-lived assets (note 12)	(470)	(2,765)
Restructuring charges (note 13)	(9,233)	(3,327)
Interest income	2,694	7,313
Dividends income	2,858	3,626
Gains on sales of stock by subsidiaries or affiliated companies	183	360
Other income (note 14)	1,717	12,969
Interest charges	(7,034)	(9,600)
Other deductions (note 14)	(4,505)	(6,934)
Equity in net earnings (loss) of affiliated companies	(16,442)	4,280

Income (loss) before income taxes	(80,828)	83,615

Income taxes (note 6)	(9,939)	(29,235)

Net income (loss)	(90,767)	54,380

Net income (loss) attributable to noncontrolling interests	8,102	(22,823)

Net income (loss) attributable to Hitachi, Ltd.	(82,665)	31,557

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	(24.87)	9.49
Diluted	(24.87)	9.08

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2009 and 2008

	Millions of yen
	2009	2008
Cash flows from operating activities:
Net income (loss)	(90,767)	54,380
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	109,286	122,453
Amortization	27,147	33,912
Impairment losses for long-lived assets	470	2,765
Equity in net (earnings) loss of affiliated companies	16,442	(4,280)
Gain on sale of investments in securities and other	(1,214)	(706)
Impairment of investments in securities	1,201	5,312
Loss on disposal of rental assets and other property	4,854	2,670
Decrease in receivables	316,041	271,454
Increase in inventories	(10,204)	(187,825)
Increase in prepaid expenses and other current assets	(32,685)	(26,905)
Decrease in payables	(211,477)	(157,701)
Decrease in accrued expenses and retirement and severance benefits	(87,885)	(131,030)
Decrease in accrued income taxes	(14,533)	(40,161)
Increase (decrease) in other current liabilities	(42,674)	93,202
Net change in inventory-related receivables from financial services	(823)	693
Other	4,027	13,606

Net cash provided by (used in) operating activities	(12,794)	51,839

Cash flows from investing activities:
Increase in short-term investments	(5,919)	(67)
Capital expenditures	(84,464)	(113,335)
Purchase of assets to be leased	(64,736)	(112,663)
Collection of investments in leases	33,868	79,984
Proceeds from disposal of rental assets and other property	5,932	7,110
Proceeds from sale of investments in securities and other	4,379	34,902
Purchase of investments in securities and other	(6,325)	(22,885)
Purchase of software	(23,742)	(32,067)
Other	(10,437)	9,431

Net cash used in investing activities	(151,444)	(149,590)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(82,434)	46,935
Proceeds from long-term debt	152,617	88,576
Payments on long-term debt	(137,789)	(59,289)
Proceeds from sale of common stock by subsidiaries	69	1,876
Dividends paid to Hitachi, Ltd. stockholders	(124)	(9,997)
Dividends paid to noncontrolling interests	(12,640)	(12,025)
Acquisition of common stock for treasury	(46)	(244)
Proceeds from sales of treasury stock	53	55
Other	(515)	(203)

Net cash provided by (used in) financing activities	(80,809)	55,684

Effect of exchange rate changes on cash and cash equivalents	5,039	452

Net decrease in cash and cash equivalents	(240,008)	(41,615)
Cash and cash equivalents at beginning of period	807,926	560,960

Cash and cash equivalents at end of period	567,918	519,345

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from June 30 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to June 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to current income before income taxes and minority interests in accordance with Accounting Principles Board (APB) Opinion No. 28, “Interim Financial Reporting.” The effect of a change as a result of a change in judgement about the realizability of the related deferred tax asset is recognized in the interim period in which the change occurs.

(d)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards about how a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131. However, in September 2008, SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminates an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by SFAS No. 131, as well as other enhancements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ending on or after December 15, 2009.

(e)	Changes in Accounting Principles

The Company adopted the provisions of SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No.51” on April 1, 2009. These statements improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. For the three months ended June 30, 2009, the adoption of these statements did not have a material effect on the Company’s consolidated financial statements except for the change in reporting of noncontrolling interests.

The Company adopted the provisions of SFAS No.157, “Fair Value Measurements” on April 1, 2009, for non-recurring valuations of non-financial assets and non-financial liabilities such as those used in measuring impairments of goodwill, other intangible assets, other long-lived assets and fair value measurements of non-financial assets acquired and non-financial liabilities assumed in business combinations consummated after the effective date. The effective date was previously deferred by FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” for the relevant transactions. This adoption of the statement did not have a material effect on the Company’s consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

The Company adopted the provisions of FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement)” on April 1, 2009. This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The requirements must be applied retrospectively to all periods presented. For the three months ended June 30, 2009, the adoption of the FSP did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” on April 1, 2009. This FSP modifies the existing model for recognition and measurement of impairment for debt securities. Under this FSP, an other-than-temporary impairment is triggered when there is an intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security. Additionally, this FSP changes the presentation of an other-than-temporary impairment in the statement of operations for those impairments involving credit losses when the holder does not intend to sell the security and it is not more likely than not that the holder will be required to sell the security before recovery of its amortized cost basis. The credit loss component will be recognized in earnings and the remainder of the impairment will be recorded in other comprehensive income or loss. For the three months ended June 30, 2009, the adoption of the FSP did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” on April 1, 2009. This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. For the three months ended June 30, 2009, the adoption of the FSP did not have a material effect on the Company’s consolidated financial statements.

(f)	Subsequent Events

The Company adopted the provisions of SFAS No.165, “Subsequent Events” from the three month period ended June 30, 2009. The Company evaluated subsequent events through August 12, 2009, the date the Company filed its quarterly report with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(g)	New Accounting Standards

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140.” This statement removes the concept of a qualifying special-purpose entity from SFAS No. 140 and the exception from applying FASB Interpretation No. 46 (revised December 2003) to qualifying special-purpose entities. This statement modifies the financial-components approach used in SFAS No. 140, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. This statement also requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” This statement amends FASB Interpretation No. 46 (revised December 2003) and establishes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This statement also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

(h)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

The Company adopted the provisions of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” on April 1, 2009. Noncontrolling interests, which were previously referred to as minority interests and were classified between liabilities and stockholders’ equity on the consolidated balance sheets as a separate component, are included in equity. In addition, consolidated net income (loss) on the consolidated statement of operations now includes the net income (loss) attributable to noncontrolling interests. As the presentation requirements of this statement are applied retrospectively, the presentation of the prior year’s financial statements has been reclassified in conformity with the presentation of the financial statements for the three months ended and as of June 30, 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of June 30, 2009 and March 31, 2009 are as follows:

	Millions of Yen
	June 30, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities	16,709	8,478
Held-to-maturity securities	82	82
Trading securities	68	94

	16,859	8,654

Investments and advances, including affiliated companies as of June 30, 2009 and March 31, 2009 are as follows:
	Millions of Yen
	June 30, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities	192,612	158,615
Held-to-maturity securities	204	204
Cost-method investments	49,008	53,325
Investments in affiliated companies	307,715	309,429
Advances and other	171,604	171,914

	721,143	693,487

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of June 30, 2009 and March 31, 2009.

	Millions of Yen
	June 30, 2009				March 31, 2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	11,350	12	37	11,325	8,192	10	25	8,177
Other securities	5,380	4	—	5,384	301	4	4	301

	16,730	16	37	16,709	8,493	14	29	8,478

Investments and advances:
Equity securities	90,653	63,291	2,056	151,888	89,965	34,800	4,331	120,434
Debt securities	28,895	2,069	347	30,617	28,225	1,344	782	28,787
Other securities	10,035	182	110	10,107	9,373	93	72	9,394

	129,583	65,542	2,513	192,612	127,563	36,237	5,185	158,615

	146,313	65,558	2,550	209,321	136,056	36,251	5,214	167,093

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of June 30, 2009 and March 31, 2009.

	Millions of Yen
	June 30, 2009				March 31, 2009
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	2,340	27	1,991	10	1,288	9	279	16
Other securities	—	—	—	—	—	—	—	4

	2,340	27	1,991	10	1,288	9	279	20

Investments and advances:
Equity securities	13,433	1,421	2,124	635	21,836	3,092	4,336	1,239
Debt securities	2,601	82	8,304	265	3,927	318	10,220	464
Other securities	—	—	344	110	995	67	27	5

	16,034	1,503	10,772	1,010	26,758	3,477	14,583	1,708

	18,374	1,530	12,763	1,020	28,046	3,486	14,862	1,728

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceed from the sale of available-for-sale securities for the three months ended June 30, 2009 was ¥557 million. The gross realized gain on the sale of those securities for the three months ended June 30, 2009 was ¥152 million.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of June 30, 2009 are as follows:

	Millions of Yen
	Held-to- maturity	Available- for-sale	Total
Due within five years	5	14,334	14,339
Due after five years through ten years	199	2,532	2,731
Due after ten years	—	23,858	23,858

	204	40,724	40,928

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of June 30, 2009 and March 31, 2009 were ¥48,710 million and ¥51,197 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(4)	Inventories

Inventories as of June 30, 2009 and March 31, 2009 are summarized as follows:

	Millions of yen
	June 30, 2009	March 31, 2009
Finished goods	587,533	617,526
Work in process	663,082	610,297
Raw materials	228,871	228,448

	1,479,486	1,456,271

(5)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of June 30, 2009 and March 31, 2009 are as follows:

	Millions of yen
	June 30, 2009			March 31, 2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	135,637	—	135,637	134,430	—	134,430

Amortized intangible assets:
Software	659,023	555,327	103,696	659,097	549,079	110,018
Software for internal use	456,763	320,698	136,065	445,098	311,220	133,878
Patents	104,646	78,189	26,457	103,489	75,456	28,033
Other	134,253	94,697	39,556	132,926	92,834	40,092

	1,354,685	1,048,911	305,774	1,340,610	1,028,589	312,021

Indefinite-lived intangible assets	8,666	—	8,666	8,644	—	8,644

(6)	Income Taxes

The Company’s combined statutory income tax rate is approximately 40.6%. However, the current estimated annual effective tax rate applied to current loss before income taxes is significantly worse than the statutory rate for the three months ended June 30, 2009, because the current estimated annual effective tax rates of the consolidated tax group including the Company and the certain subsidiaries are computed including the effect of valuation allowance which will be necessary at the end of this fiscal year against deferred tax assets related to deductible temporary differences and carryforwards originating during the year.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(7)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended June 30, 2009 and 2008 consists of the following components:

	Millions of yen
	June 30, 2009	June 30, 2008
Service cost	17,990	18,330
Interest cost	13,546	13,782
Expected return on plan assets for the period	(8,060)	(11,498)
Amortization of prior service benefit	(5,635)	(5,574)
Recognized actuarial loss	24,658	17,017
Transfer to defined contribution pension plan	40	(2,750)
Employees’ contributions	(25)	(54)

	42,514	29,253

(8)	Common Stock

Issued shares of common stock as of June 30, 2009 and March 31, 2009 are as follows:

Issued shares
Balance as of March 31, 2009 and June 30, 2009	3,368,126,056

(9)	Treasury Stock

Shares of treasury stock as of June 30, 2009 and March 31, 2009 are as follows:

	Shares
	June 30, 2009	March 31, 2009
Shares of treasury stock	43,950,095	43,973,964

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(10)	Equity

The changes in the equity for the three months ended June 30, 2009 and 2008 are summarized as follows:

	Millions of yen
	June 30, 2009
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,049,951	1,129,401	2,179,352
Dividends to noncontrolling interests	—	(12,640)	(12,640)
Equity transactions and other	204	1,607	1,811
Comprehensive income (loss)
Net loss	(82,665)	(8,102)	(90,767)
Other comprehensive income (loss), net of reclassification adjustments:
Foreign currency translation adjustments	25,219	5,869	31,088
Pension liability adjustments	9,314	3,066	12,380
Net unrealized holding gain on available-for-sale securities	15,941	5,250	21,191
Cash flow hedges	(465)	744	279

Comprehensive income (loss)	(32,656)	6,827	(25,829)

Balance at end of period	1,017,499	1,125,195	2,142,694

	Millions of yen
	June 30, 2008
	Total Hitachi, Ltd. stockholder’s equity	Noncontrolling interests	Total equity
Balance at beginning of period	2,170,612	1,142,508	3,313,120
Dividends to Hitachi, Ltd. stockholders	(9,973)	—	(9,973)
Dividends to noncontrolling interests	—	(12,025)	(12,025)
Equity transactions and other	502	(168)	334
Comprehensive income
Net income	31,557	22,823	54,380
Other comprehensive income (loss), net of reclassification adjustments:
Foreign currency translation adjustments	(19,417)	1,639	(17,778)
Pension liability adjustments	4,750	523	5,273
Net unrealized holding gain on available-for-sale securities	10,695	2,170	12,865
Cash flow hedges	(150)	(1,322)	(1,472)

Comprehensive income	27,435	25,833	53,268

Balance at end of period	2,188,576	1,156,148	3,344,724

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

Accumulated other comprehensive loss as of June 30, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	June 30, 2009	March 31, 2009
Foreign currency translation adjustments	(155,402)	(179,737)
Pension liability adjustments	(394,564)	(405,082)
Net unrealized holding gain on available-for-sale securities	15,906	12
Cash flow hedges	(2,008)	(1,544)

Accumulated other comprehensive loss	(536,068)	(586,351)

(11)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥58,059 million as of June 30, 2009.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of June 30, 2009, the undiscounted maximum potential future payments under such guarantees amounted to ¥432,987 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥12,060 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of June 30, 2009 is as follows:

Millions of yen
Total commitment available	636,152
Less amount utilized	4,359

Balance available	631,793

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of June 30, 2009 amounted to ¥636,737 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of June 30, 2009 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three-year term ends in February 2010, with financing companies. The unused availability under this agreement as of June 30, 2009 amounted to ¥363,000 million.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of June 30, 2009 and March 31, 2009, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	June 30, 2009	March 31, 2009
Notes discounted	2,851	3,877
Notes endorsed	3,131	3,807

	5,982	7,684

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of June 30, 2009, the amount of transfer of export receivables with recourse was ¥15,709 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the three months ended June 30, 2009 and 2008 are summarized as follows:

	Millions of yen
	June 30, 2009	June 30, 2008
Balance at beginning of period	60,449	73,715
Expense recognized upon issuance of warranties	3,692	9,506
Usage	(5,957)	(9,303)
Other, including effect of foreign currency translation	1,163	(1,829)

Balance at end of period	59,347	72,089

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued.

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. This case is under dispute in court at present. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Shika Nuclear Power Station No.2. The Company intends to vigorously defend itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the Fair Trade Commission of Japan, and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan, all in respect of alleged antitrust violations relating to the liquid crystal displays. In December 2008, a subsidiary in Japan received a cease and desist order from the Fair Trade Commission of Japan, but it has not received a surcharge payment order. The Japanese subsidiary accrued the reasonably estimated amount for the loss in relation to the investigation by the Antitrust Division of the U.S. Department of Justice as of March 31, 2009, and paid that fine in June 2009.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories. In July 2009, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(12)	Impairment Losses for Long-Lived Assets

For the three months ended June 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan. The Information & Telecommunication Systems division recognized a loss of ¥2,625 million primarily due to a decline of selling price of certain assets held for sale caused by a deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(13)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	June 30, 2009	June 30, 2008
Special termination benefits	9,223	3,285
Loss on fixed assets	10	42

	9,233	3,327

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the three months ended June 30, 2009 and 2008 is as follows:

	Millions of yen
	June 30, 2009	June 30, 2008
Balance at beginning of the period	7,543	8,952
New charges	9,223	3,285
Cash payments	(5,343)	(9,050)
Foreign currency exchange rate changes	47	(1)

Balance at end of the period	11,470	3,186

The restructuring charges for the three months ended June 30, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reorganizing the automotive products business, which has encountered severe deterioration, in the Power & Industrial Systems division and strengthening its storage business on a global basis in the Information & Telecommunication Systems division.

The restructuring charges for the three months ended June 30, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Power & Industrial Systems division, the Digital Media & Consumer Products division and the Information & Telecommunication Systems division.

(14)	Other Income and Other Deductions

The following items are included in other income or other deductions for the three months ended June 30, 2009 and 2008.

	Millions of yen
	June 30, 2009	June 30, 2008
Net gain (loss) on securities	128	(4,653)
Net loss on sale and disposal of rental assets and other property	(4,417)	(2,193)
Exchange gain	1,589	12,969

(15)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations for the three months ended June 30, 2009 and 2008 are as follows:

	Number of shares
	Three months ended June 30, 2009	Three months ended June 30, 2008
Weighted average number of shares on which basic net income (loss) per share is calculated	3,324,116,570	3,324,194,098
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	60,827,250
Series B zero coupon convertible bonds	—	60,827,250
Stock options	—	181

Number of shares on which diluted net income (loss) per share is calculated	3,324,116,570	3,445,848,779

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2008
Net income (loss) attributable to Hitachi, Ltd. stockholders	(82,665)	31,557
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	1
Series B zero coupon convertible bonds	—	1
Other	—	(258)

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	(82,665)	(31,301)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	(24.87)	9.49
Diluted	(24.87)	9.08

The net loss attributable to Hitachi, Ltd. stockholders per share computation for the three months ended June 30, 2009 excludes all the convertible bonds and stock options because their effect would have been antidilutive.

The net income attributable to Hitachi, Ltd. stockholders per share computation for the three months ended June 30, 2008 excludes some stock options because their effect would have been antidilutive.

(16)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

(17)	Fair Value

SFAS No. 157 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets and debt securities such as Japan treasury bonds and U.S. treasury bonds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds, debt securities traded over-the-counter, and money market funds.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as private debt securities and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of June 30, 2009 and March 31, 2009. The carrying value of the consolidated balance sheet is equal to the fair value.

	Millions of Yen
	June 30, 2009
	Total	Fair value hierarchy classification
	Balance	Level 1	Level 2	Level 3
Assets:
Investments in securities	209,389	161,112	20,552	27,725
Derivatives	21,875	—	21,875	—
Subordinated interests resulting from securitization	123,228	—	—	123,228

	354,492	161,112	42,427	150,953

Liabilities:
Derivatives	(15,657)	—	(15,657)	—

	Millions of Yen
	March 31, 2009
	Total	Fair value hierarchy classification
	Balance	Level 1	Level 2	Level 3
Assets:
Investments in securities	167,187	129,006	11,649	26,532
Derivatives	40,249	—	40,249	—
Subordinated interests resulting from securitization	123,465	—	—	123,465

	330,901	129,006	51,898	149,997

Liabilities:
Derivatives	(15,547)	—	(15,547)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

The following table presents the changes in Level 3 instruments measured on a recurring basis for the three months ended June 30, 2009.

	Millions of Yen
	Investments in securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	26,532	123,465	149,997
Purchases, sales, issuances and settlements	192	(782)	(590)
Total gains or losses (realized/unrealized)
Included in earnings	—	1,311	1,311
Included in other comprehensive loss	1,001	(766)	235

Balance at end of period	27,725	123,228	150,953

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	—	1,282	1,282

(18)	Subsequent Events

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Information Systems, Ltd. (Hitachi Information Systems), a consolidated subsidiary, through a tender offer to make Hitachi Information Systems a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Information Systems’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 51.98% of Hitachi Information Systems’ shares, including indirect shareholdings. The duration schedule of the tender offer is from August 20, 2009 to October 8, 2009. The Company intends to acquire all the issued shares of Hitachi Information Systems in order to make Hitachi Information Systems a wholly owned subsidiary through the tender offer. The tender offer does not set a maximum limit to the number of shares to be purchased. The price of the tender offer is ¥2,900 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Information Systems received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Information Systems’ common stock, and included a premium of approximately 51% over the average share price of Hitachi Information Systems’ common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Software Engineering Co., Ltd. (Hitachi Software Engineering), a consolidated subsidiary, through a tender offer to make Hitachi Software Engineering a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Software Engineering’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 51.55% of Hitachi Software Engineering’s shares, including indirect shareholdings. The duration schedule of the tender offer is from August 20, 2009 to October 8, 2009. The Company intends to acquire all the issued shares of Hitachi Software Engineering in order to make Hitachi Software Engineering a wholly owned subsidiary through the tender offer. The tender offer does not set a maximum limit to the number of shares to be purchased. The price of the tender offer is ¥2,650 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Software Engineering received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Software Engineering’s common stock, and included a premium of approximately 72% over the average share price of Hitachi Software Engineering’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009.

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Systems & Services, Ltd. (Hitachi Systems & Services), a consolidated subsidiary, through a tender offer to make Hitachi Systems & Services a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Systems & Services’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 51.20% of Hitachi Systems & Services’ shares. The duration schedule of the tender offer is from August 20, 2009 to October 8, 2009. The Company intends to acquire all the issued shares of Hitachi Systems & Services in order to make Hitachi Systems & Services a wholly owned subsidiary through the tender offer. The tender offer does not set a maximum limit to the number of shares to be purchased. The price of the tender offer is ¥2,150 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Systems & Services received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Systems & Services’ common stock, and included a premium of approximately 75% over the average share price of Hitachi Systems & Services’ common stock traded on the Second Section of the Tokyo Stock Exchange for three month period ended July 24, 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009

On July 28, 2009, the Company announced its decision to purchase additional shares and the stock acquisition rights of Hitachi Plant Technologies, Ltd. (Hitachi Plant Technologies), a consolidated subsidiary, through a tender offer to make Hitachi Plant Technologies a wholly owned subsidiary for the purpose of establishing a stable capital relationship and strengthening the social infrastructure business. Hitachi Plant Technologies’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 68.88% of Hitachi Plant Technologies’ shares, including indirect shareholdings. The duration schedule of the tender offer is from August 20, 2009 to October 8, 2009. The Company intends to acquire all the issued shares of Hitachi Plant Technologies in order to make Hitachi Plant Technologies a wholly owned subsidiary through the tender offer. The tender offer does not set a maximum limit to the number of shares to be purchased. The price of the tender offer is ¥610 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Plant Technologies received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Plant Technologies’ common stock, and included a premium of approximately 33% over the average share price of Hitachi Plant Technologies’ common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The exercise condition of the stock acquisition rights requires that the holder of the stock acquisition rights shall be a director, executive officer or employee of Hitachi Plant Technologies, at the time the stock acquisition rights are exercised. Since the Company cannot exercise the stock acquisition rights that the Company has purchased through the tender offer, the purchase price of the stock acquisition rights has been set at ¥1 per stock acquisition right.

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Maxell, Ltd. (Hitachi Maxell), a consolidated subsidiary, through a tender offer to make Hitachi Maxell a wholly owned subsidiary for the purpose of establishing a stable capital relationship and strengthening the lithium-ion battery business. Hitachi Maxell’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 51.67% of Hitachi Maxell’s shares, including indirect shareholdings. The duration schedule of the tender offer is from August 20, 2009 to October 8, 2009. The Company intends to acquire all the issued shares of Hitachi Maxell in order to make Hitachi Maxell a wholly owned subsidiary through the tender offer. The tender offer does not set a maximum limit to the number of shares to be purchased. The price of the tender offer is ¥1,740 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Maxell received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Maxell’s common stock, and included a premium of approximately 58% over the average share price of Hitachi Maxell’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009.

The Company estimates the total price of the tender offer for the stock of five publicly listed companies would be approximately ¥280 billion and intends to finance it using a commitment line agreement with banks.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2009 and 2008

	Three months ended June 30
	2009		2008
	(Millions of yen, except percentage data)
Revenues:

Information & Telecommunication Systems	471,681		593,601
	(22%	)	(21%	)

Electronic Devices	189,871		284,516
	(9%	)	(10%	)

Power & Industrial Systems	657,165		817,896
	(31%	)	(28%	)

Digital Media & Consumer Products	241,263		335,502
	(11%	)	(12%	)

High Functional Materials & Components	272,655		455,693
	(13%	)	(16%	)

Logistics, Services & Others	213,093		292,247
	(10%	)	(10%	)

Financial Services	92,242		92,402
	(4%	)	(3%	)

Subtotal	2,137,970		2,871,857
	(100%	)	(100%	)

Eliminations and Corporate Items	(245,069)		(328,362)

Total	1,892,901		2,543,495

Operating Income (Loss):

Information & Telecommunication Systems	3,219		23,523
	—		(26%	)

Electronic Devices	(7,161)		9,644
	—		(10%	)

Power & Industrial Systems	(16,832)		26,233
	—		(29%	)

Digital Media & Consumer Products	(13,440)		(13,888)
	—		(-15%	)

High Functional Materials & Components	(2,583)		36,059
	—		(39%	)

Logistics, Services & Others	2,538		3,900
	—		(4%	)

Financial Services	2,363		6,445
	—		(7%	)

Subtotal	(31,896)		91,916
	—		(100%	)

Eliminations and Corporate Items	(18,700)		(14,223)

Total	(50,596)		77,693

Notes:	1. Revenues by industry segment include intersegment transactions.
2. SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.

3. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses are included as part of operating income (loss). See the consolidated statements of operations and notes 12, 13 and 14 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2009 and 2008

	Three months ended June 30
	2009		2008
	(Millions of yen, except percentage data)
Revenues:

Japan
Outside customer sales	1,244,965		1,631,215
	(56%	)	(52%	)
Intersegment transactions	209,923		361,380
	(9%	)	(12%	)
Total	1,454,888		1,992,595
	(65%	)	(64%	)

Asia
Outside customer sales	301,976		412,806
	(13%	)	(13%	)
Intersegment transactions	105,532		163,262
	(5%	)	(5%	)
Total	407,508		576,068
	(18%	)	(18%	)

North America
Outside customer sales	158,456		224,211
	(7%	)	(7%	)
Intersegment transactions	23,991		26,242
	(1%	)	(1%	)
Total	182,447		250,453
	(8%	)	(8%	)

Europe
Outside customer sales	152,150		225,088
	(7%	)	(7%	)
Intersegment transactions	7,868		16,147
	(0%	)	(1%	)
Total	160,018		241,235
	(7%	)	(8%	)

Other Areas
Outside customer sales	35,354		50,175
	(2%	)	(2%	)
Intersegment transactions	701		4,758
	(0%	)	(0%	)
Total	36,055		54,933
	(2%	)	(2%	)

Subtotal	2,240,916		3,115,284
	(100%	)	(100%	)

Eliminations and Corporate Items	(348,015)		(571,789)

Total	1,892,901		2,543,495

	Three months ended June 30
	2009		2008
	(Millions of yen, except percentage data)
Operating Income (Loss):
Japan	(46,822)		55,074
	—		(59%	)

Asia	10,206		27,417
	—		(29%	)

North America	(617)		6,648
	—		(7%	)

Europe	758		990
	—		(1%	)

Other Areas	824		3,265
	—		(4%	)

Subtotal	(35,651)		93,394
	—		(100%	)

Eliminations and Corporate Items	(14,945)		(15,701)

Total	(50,596)		77,693

Revenues by Market Hitachi, Ltd. and Subsidiaries Three months ended June 30, 2009 and 2008
	Three months ended June 30
	2009		2008
	(Millions of yen, except percentage data)
Domestic revenues	1,100,667		1,395,992
	(58%	)	(55%	)

Overseas revenues:
Asia	357,052		527,897
	(19%	)	(21%	)

North America	172,362		234,911
	(9%	)	(9%	)

Europe	178,809		270,177
	(10%	)	(11%	)

Other Areas	84,011		114,518
	(4%	)	(4%	)

Subtotal	792,234		1,147,503
	(42%	)	(45%	)

Total	1,892,901		2,543,495
	(100%	)	(100%	)